SCHEDULE 13G

Amendment No. 1
COMPASS THERAPEUTICS INC
COMMON STOCK
Cusip # 20454B104
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

Cusip # 20454B104
Item 1: Reporting Person - Errik Anderson
Item 2: (a)  [x]
        (b)  [ ]
Item 4: United States
Item 5: 3,546,730
Item 6: 0
Item 7: 3,546,730
Item 8: 0
Item 9: 3,546,730
Item 11: 3.6%
Item 12: IN



Item 1(a). Name of Issuer:

COMPASS THERAPEUTICS INC

Item 1(b). Address of Issuer's Principal Executive Offices:

245 First Street, 3rd Floor
Cambridge, MA 02142
US

Item 2(a). Name of Person Filing:

Errik Anderson

Item 2(b). Address or Principal Business Office or, if None, Residence:

44 South Main Street, 3RD Floor, Hanover, NH 03755

Item 2(c). Citizenship:

United States of America

Item 2(d). Title of Class of Securities:

COMMON STOCK

Item 2(e). CUSIP Number:

20454B104

Item 3. Not Applicable

Item 4. Ownership

(a) Amount Beneficially Owned: 3,546,730

(b) Percent of Class: 3.6%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 3,546,730

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 3,546,730

(iv) shared power to dispose or to direct the disposition of: 0


Item 5. Ownership of Five Percent or Less of a Class: X


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2021
Date

/s/ Errik B. Anderson
Signature